Exhibit 99.1

TRANSCANADA CORPORATION — THIRD QUARTER 2006

Quarterly Report to Shareholders

Media Inquiries:	Jennifer Varey/Shela Shapiro
(403) 920-7859
(800) 608-7859

Analyst Inquiries:	David Moneta/Myles Dougan
(403) 920-7911
(800) 361-6522

TransCanada Announces Third Quarter Results,
Board Declares Dividend of $0.32 per Share

CALGARY, Alberta – October 31, 2006 – (TSX: TRP) (NYSE: TRP)

Third Quarter 2006 Highlights:
(All financial figures are in Canadian dollars unless noted otherwise).

•                  Net income from continuing operations for third quarter 2006 of $293 million or $0.60 per share.

•                  Funds generated from operations for third quarter 2006 of $662 million.

•                  Dividend of $0.32 per common share declared by the Board of Directors.

•                  550 megawatt (MW) Bécancour cogeneration plant began commercial operations.

TransCanada Corporation today announced net income and net income from continuing operations (net earnings) for third quarter 2006 of $293 million or $0.60 per share compared with $427 million or $0.88 per share for third quarter 2005.

Excluding an income tax benefit of approximately $50 million in third quarter 2006, and after-tax gains of $193 million in third quarter 2005 related to the sale of the company’s interest in TransCanada Power, L.P. (Power LP), net earnings for third quarter 2006 were $243 million compared to $234 million in third quarter 2005, an increase of $9 million, or $0.02 per share.

Net earnings for the nine months ended September 30, 2006 were $782 million or $1.60 per share compared to $859 million or $1.77 per share for the same period in 2005.  In addition to the items noted above, net earnings for the nine months ended September 30, 2006 included an $18 million after-tax bankruptcy settlement receipt from a former shipper on the Gas Transmission Northwest System, a $33 million future income tax benefit as a result of reductions in Canadian federal and provincial corporate income tax rates and a $13 million after-tax gain related to the sale of the company’s general partnership interest in Northern Border Partners, L.P.  Net earnings for the nine months ended September 30, 2005 included an after-tax gain of $49 million on the sale of TC PipeLines, LP common units and $13 million related to 2004 as a result of a decision from the National Energy Board in April 2005 on Phase II of the Canadian Mainline’s 2004 Tolls and Tariff Application.  Excluding all of these items, net earnings for the nine months ended September 30, 2006 were $668 million, compared to $604 million in the same period in 2005, an increase of $64 million or $0.13 per share.

TransCanada’s net income for the nine months ended September 30, 2006 was $810 million or $1.66 per share, which included net income from discontinued operations of $28 million or $0.06 per share reflecting bankruptcy settlements related to TransCanada’s Gas Marketing business divested in 2001.  Net income for the nine months ended September 30, 2005 was $859 million or $1.77 per share.

Funds generated from operations of $662 million and $1,718 million for the three and nine months ended September 30, 2006 increased $159 million and $297 million, respectively, when compared to the same periods in 2005.

“TransCanada’s strong financial performance during the third quarter continues to demonstrate that our disciplined approach to growing our portfolio of high quality energy infrastructure assets is creating value for our shareholders,” said Hal Kvisle, TransCanada’s chief executive officer.  “Excluding gains, Energy’s third quarter earnings are up by $25 million from $98 million, a significant increase as a result of our growth initiatives in power generation and natural gas storage.  Our Pipeline business continued to deliver solid results although net earnings declined primarily as a result of lower rates of return on common equity and lower average investment bases on our Canadian-wholly owned pipelines.

“In 2006, we expect to invest approximately $1.6 billion in projects such as the 550 MW Bécancour cogeneration plant – which began commercial operations late in the third quarter – as well as the Tamazunchale pipeline, the Edson natural gas storage facility and the first phase of Cartier Wind Energy, all of which are expected to begin commercial operations by the end of 2006,” he added.

“Looking forward, we continue to make progress on projects such as the Bruce Power restart and refurbishment project, the Portlands Energy Centre, the Keystone Oil Pipeline, liquefied natural gas facilities and northern pipelines. With numerous other pipeline and energy initiatives under consideration, we are well-positioned to continue to create significant shareholder value in the years ahead.”

Notable developments in TransCanada’s Pipelines and Energy businesses in the third quarter include:

Pipelines:

•                  Continued progress on the regulatory process for the proposed Keystone Oil Pipeline.  National Energy Board oral public hearings began on October 23 on the conversion of a section of the Canadian

                        Mainline system from natural gas to oil transmission. TransCanada continues to file state regulatory applications in the U.S. along the proposed route of the Keystone Oil Pipeline and consult with landowners and communities.

•                  Commissioning of the 130 kilometre Tamazunchale Pipeline in east-central Mexico. The pipeline is expected to begin commercial operations in December and will initially transport 170 million cubic feet per day of natural gas from the PEMEX gas pipeline system to an electricity generation station near Tamazunchale, San Luis Potosi.

Energy:

•                  Commencement of commercial operations at the Bécancour Power Plant, a 550 MW natural gas-fired cogeneration plant near Trois-Riviéres, Quebec.  The project was completed on time and on budget.

•                  Signing of a 20 year Accelerated Clean Energy Supply Contract with the Ontario Power Authority for the Portlands Energy Centre (PEC). PEC is a 550 MW high-efficiency, combined-cycle natural gas generation plant to be constructed in downtown Toronto.  TransCanada owns 50 per cent of PEC.

•                  Substantial completion of construction of the Edson natural gas storage facility. Once commissioning is complete, TransCanada will control approximately one-third of the natural gas storage capacity in Alberta.

•                  Achievement of another key milestone on the Broadwater Energy project with the release of the U.S. Coast Guard Waterways Suitability Report. The report determined that the proposed liquefied natural gas facility in the New York State waters of Long Island Sound can be operated safely and securely and has provided a series of mitigation measures.

•                  Continued construction on the Baie des Sables and Anse à Valleau wind farms, two of six wind farms that comprise the Cartier Wind project in the Gaspé region of Québec. TransCanada has a 62 per cent interest in the project.

More information on recent developments is provided in the Management’s Discussion and Analysis.

Teleconference – Audio and Slide Presentation

TransCanada will hold a teleconference today at 11 a.m. (Mountain) / 1 p.m. (Eastern) to discuss the third quarter 2006 financial results and general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate should phone 1-866-898-9626 or 416-340-2216 (Toronto area) at least 10 minutes prior to the start of the teleconference. No passcode is required. A live audio and slide presentation webcast of the teleconference will also be available on TransCanada’s website at www.transcanada.com.

The conference will begin with a short address by members of TransCanada’s executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (Eastern) November 7, 2006. Please call 1-800-408-3053 or 416-695-5800 (Toronto area) and enter passcode 3201009. The webcast will be archived and available for replay on www.transcanada.com.

About TransCanada

TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure. TransCanada’s network of more than 41,000 kilometres (25,600 miles) of wholly-owned pipeline transports the majority of Western Canada’s natural gas production to key Canadian and U.S. markets. A growing independent power producer, TransCanada owns, or has interests in, approximately 7,000 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.